BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

July 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of the Carolinas Corporation

Request to Withdraw Registration Statement on Form S-3 (RW)

SEC File Number: 333-159934

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bank of the Carolinas Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-159934), which was filed with the Commission on June 12, 2009, along with exhibits (the “Registration Statement”). The Registration Statement registered, for re-sale, a warrant (the “Warrant”) that was issued to the United States Department of the Treasury (the “Treasury”) under the Capital Purchase Program, as well as the shares of common stock issuable upon exercise of the Warrant (together with the Warrant, the “Securities”). The Registrant is applying to withdraw the Registration Statement because the Warrant has been repurchased from the Treasury. None of the Securities are outstanding, and none of the Securities have been or will be re-sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement. If granted, please forward a copy of the consent to withdrawal of the Registration Statement to the undersigned at 135 Boxwood Village Drive, Mocksville, North Carolina 27028, with a copy to the Registrant’s counsel, Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607, Attention: Jonathan A. Greene.

If the Commission has any questions or requires any additional information, please contact Mr. Greene, telephone number (919) 865-2832, e-mail jgreene@wyrick.com.

We thank you in advance for your assistance with this matter.

Respectfully,

BANK OF THE CAROLINAS CORPORATION

By:	/s/ Megan W. Patton
Megan W. Patton
Senior Vice President and Chief Financial Officer